EXHIBIT 99.1

Caledonia Mining Corporation Plc: Results for the Fourth Quarter and Year ended December 31, 2017

ST HELIER, Jersey, March 21, 2018 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) announces its operating and financial results for the fourth quarter (“Q4” or the “Quarter”) and the year ended December 31, 2017 (the “Year”). Caledonia’s primary asset is a 49 per cent legal ownership in the Blanket Mine (“Blanket”) in Zimbabwe. Caledonia continues to consolidate Blanket and the operational and financial information set out below is on a 100 per cent basis unless indicated otherwise.

	3 months ended December 31		12 months ended December 31		Comment
	2016	2017	2016	2017
Gold produced (oz)	13,591	16,425	50,351	56,133	Increased gold production due to higher tonnes milled and higher grade
On-mine cost ($/oz)[1]	614	556	636	633	On-mine costs are stable for the year but 9% lower in the Quarter compared to Q4 2016 due to the higher production in the Quarter which meant that fixed costs were spread over more production ounces
All-in sustaining cost ($/oz) (“AISC”)1	843	901	912	847	Q4 2016 AISC was low due to the recognition of the entire 2016 export incentive credit in the quarter. Lower year-on-year AISC reflects lower administrative expenses and higher export incentive credit and sales ounces
Average realised gold price ($/oz)1	1,187	1,256	1,232	1,243	The average realised gold price reflects changes in the price of gold
Gross profit [2]	6,888	8,411	23,492	26,321	Higher gross profit reflects increased sales ounces and a higher realised gold price
Net profit attributable to shareholders	3,258	3,232	8,526	9,384	Increased net profit reflects increased gross profit and reduced administrative costs
Adjusted basic earnings per share (“EPS”)[3] (cents)	41.4	48.6	98.6	135.4	Higher adjusted EPS reflects increased net profit in the Year and the elimination from adjusted EPS in 2016 of the profit arising on the sale of treasury bills
	3 months ended December 31		12 months ended December 31		Comment
	2016	2017	2016	2017
Cash and cash equivalents	14,335	12,756	14,335	12,756	Cash balance remains robust but should be seen in the context of increased trade payables at Blanket due to the shortage of foreign currency in Zimbabwe
Cash from operating activities	6,940	7,914	23,011	24,512	Cash from operating activities remains strong

1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC” and “average realised gold price” are used throughout this document.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.
2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.
3 Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures. Per share data for current and prior periods has been adjusted to reflect the effective 1-for-5 share consolidation which was effected on June 26, 2017.

Steve Curtis, Chief Executive Officer, said:

“I’m delighted to report that production for the year was a new record: the 56,133 ounces of gold produced in 2017 being 11.5 per cent higher than in 2016. The production difficulties which we encountered in the first half of the year were identified and addressed and it was pleasing to see that these remedial measures resulted in Blanket achieving consecutive production records in the third and fourth quarters of the year.

“In addition to increased production, we have also reduced our unit costs: Caledonia’s AISC per ounce for the year was $847 per ounce – seven per cent lower than in 2016.

“The combination of increased production and lower costs and a small increase in the gold price resulted in a 14 per cent increase in profit attributable to shareholders.

“The strong operational and financial performance translated once more into very strong cash flows.  During the Year the Group generated over $24 million of cash from operations (2016: $23 million).  From these cash flows and cash resources, Blanket funded $18 million of expansion capital investment, $3.5 million of sustaining capital expenditure and repaid $1.5 million of debt; Caledonia also paid $2.9 million of dividends.

“During the Year we made excellent progress on implementing the Investment Plan at Blanket Mine with the objective of increasing production to 80,000 ounces of gold per year by 2021.  The Central Shaft has reached a depth of 990 metres, the station for the second new haulage level has been completed and shaft sinking has re-commenced.

“Exploration continues at Blanket with encouraging results.  In November 2017, we announced a resource upgrade which increased the gold contained in Measured and Indicated Resources by six per cent to 714,000 ounces. The gold contained in Inferred Resources increased by 47 per cent to 887,000 ounces.

“Following the resource upgrade, we have extended the scope of the Central Shaft project by increasing the depth of the shaft by a further 250 metres to a shaft bottom depth of 1,330 metres.  The extension will allow for a further two production levels (in addition to the two new levels that were already planned) and will potentially extend Blanket’s life of mine by four years to 2031.  The shaft extension and the new production levels will cost approximately $18 million – much less than if we had done this work after the shaft had been completed and commissioned to the original target depth of 1,080 metres.  The extension of the shaft is not expected to delay the achievement of the target production of approximately 80,000 ounces per year by 2021 but it will improve operational flexibility.

“There were some significant political developments in Zimbabwe towards the end of 2017 which culminated in the appointment of the new President.  The new President has made several pronouncements regarding a relaxation in the indigenisation policy and specifically the removal of the indigenisation requirement for gold mining companies.  These pronouncements have now passed into law and accordingly, the boards of Caledonia and Blanket have agreed to implement a rights issue at Blanket to raise approximately $4 million which will be underwritten by Caledonia’s Zimbabwean subsidiary.  Blanket will use the proceeds of the rights issue to advance work on certain of its satellite properties. Assuming that Blanket’s indigenous shareholders do not subscribe for shares in accordance with their rights, it is expected that, subject to the terms of the rights issue, Caledonia’s shareholding in Blanket will increase from 49 per cent to slightly over 50 per cent.

 “Caledonia will also evaluate the potential to buy the shareholdings in Blanket that are currently held by certain indigenous shareholders.  However, it is our intention to retain the shareholders representing employees and the local community (both of which currently hold 10 per cent each) as long term shareholders of Blanket.  Any transactions would reflect the value of the indigenous shareholders’ holdings in Blanket after deducting the value of their outstanding facilitation loans and would be subject to a mutually agreed valuation of the holdings in Blanket.

“I wholeheartedly welcome the change in legislation which means that Caledonia can commit new capital so that Blanket can commence exploration and evaluations of additional projects in Zimbabwe.  If this investment is successful it will benefit all stakeholders, including Blanket’s indigenous shareholders, future employees on the new projects, the communities around the new projects and the government of Zimbabwe which would benefit from increased royalty and tax receipts and greater inflows of foreign exchange arising from increased gold production.

“We are at a very exciting point in our development. At our current production level of over 55,000 ounces of gold per annum we are already highly cash generative. For the next two years, the bulk of the cash generation will be deployed to the Investment Plan at Blanket which we are confident will further increase cash flows as we increase production to 80,000 ounces of gold by 2021.  Once the Investment Plan is completed towards the end of 2020, we expect to have substantial free cash flows to deploy elsewhere.  Against this background, there are very encouraging political developments in Zimbabwe which we are optimistic will create new investment opportunities.”

Shareholder Conference Call

A presentation of the 2017 results and outlook for Caledonia is available on Caledonia’s website (www.caledoniamining.com). Management will host a conference call at 1500 GMT on March 27 2018.

Details for the call are as follows:

Date: March 27, 2018
Time: 1500 London, 1600 Johannesburg, 1600 Zurich and Frankfurt, 1000 Toronto and New York
Password: Caledonia

UK Toll free	0800 368 2555
USA Toll free	1 866 966 5335
South Africa Toll free	0 800 980 512
Canada Toll free	1 800 608 0547
Other (standard International access)	+44 (0) 20 3037 9299

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139

WH Ireland Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Chief Executive’s Report

Safety
Regrettably, there were two fatal accidents in Year and a third fatal accident occurred on February 23, 2018.  The directors and management of Caledonia and Blanket express their sincere condolences to the families and colleagues of each of the deceased.  Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiries into this incident.  Caledonia takes the safety of its employees very seriously and accordingly, measures have been taken to re-inforce adherence to prescribed safety procedures through increased training activities.

Record production
16,425 ounces of gold were produced during the Quarter, 14 per cent more than the 14,396 ounces produced in the third quarter of 2017 (the “preceding quarter”), which was itself a new production record.  56,133 ounces of gold were produced in the Year, 11.5 per cent more than in 2016.  The increased production was due to higher tonnes mined, as the remedial measures that were taken in previous quarters to address logistical constraints bore fruit and improved grades, which resulted from increased mining of higher grade areas as mine flexibility continues to improve.

Resource upgrade
On November 2, 2017 the Company announced that total Measured and Indicated gold ounces at Blanket Mine had increased by six per cent from 671,000 ounces in December 2016 to 714,000 ounces as at August 31, 2017. Total Measured and Indicated resources at August 31, 2017 were 5.62 million tonnes at a grade of 3.95 grammes per tonne (“g/t”).  Inferred gold resources at Blanket increased by 47 per cent from 604,000 ounces in December 2016 to 887,000 ounces at August 31, 2017. Total Inferred resources at August 31, 2017 were 5.53 million tonnes at a grade of 4.99g/t.

The update resulted in a modest decline in the average grade of the resources in the Indicated category as a result of additional infill drilling data although the average resource grade remains well above the current mill feed grade. Caledonia expects the mined grade to trend upwards over time as higher-grade resources are accessed at depth.

This resource update marked the sixth successive year of sustained resource growth at Blanket.  Blanket’s resources (both in terms of Measured & Indicated resources and Inferred resources) have grown by approximately 69 per cent since 2011 despite mining over 250,000 ounces over this period.

Extension of the Central Shaft Project at Blanket Mine
Following the announcement of the updated resource statement on November 2, 2017, on November 10, 2017 Caledonia announced that it plans to extend the depth of the Central Shaft which is currently under construction at Blanket by a further 250 metres to a shaft bottom depth of 1,330 metres.  The extension of the Central Shaft will add two further production levels on 34 level at 1,110 metres and on 38 level at 1,230 metres in addition to the two levels that are already planned on 26 level (870 metres) and 30 level (990 metres).  It is expected that the extended shaft will be fully commissioned by the end of the first quarter of 2020.

The extension of the shaft and associated capital development of additional production levels will cost approximately $18 million which will be funded by Blanket’s internal cash generation.  The additional capital investment is not expected to have any effect on the continuation of Caledonia’s existing dividend.

The addition of two further production levels will provide access to the Indicated and Inferred resources below 30 level and potentially increase Blanket’s projected life of mine by a further four years to 2031.

The extension of the Central Shaft before it has been completed, equipped and commissioned is understood to be significantly cheaper, quicker and less disruptive than a subsequent extension after commissioning.

Caledonia has also initiated a mid-shaft loading system at Blanket using the existing Central Shaft infrastructure to handle development waste. This is expected to improve Blanket’s waste handling capacity and alleviate pressure on Number 4 Shaft which in turn should have a positive effect on both production flexibility and horizontal development.

The extension of the Central Shaft and the introduction of mid-shaft loading is expected to extend the completion date for Central Shaft from late 2019 until early 2020, but should not delay the target production of 80,000 ounces of gold per year by 2021.

Dividend Policy
On July 4, 2017, following the consolidation on June 26, 2017 of the Company’s shares, the Company announced an increased quarterly dividend of 6.875 cents per share which was paid on July 28, 2017 and further quarterly dividends of the same amount were paid on October 27, 2017 and January 26, 2018.  The dividend of 6.875 cents per share effectively maintains the dividend at the previous level of 1.375 cents per share, after adjusting for the effect of the one-for-five share consolidation.  The quarterly dividend of 6.875 cents per quarter is Caledonia’s current dividend policy which it is envisaged will be maintained.

Strategy and Outlook
Caledonia’s strategic focus continues to be the implementation of the Investment Plan at Blanket, which was announced in November 2014 and has been revised as discussed above to reflect the recent resource upgrade and deepening of the Central Shaft.  Caledonia’s board and management team believe that the successful implementation of the Investment Plan is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and increased flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long term future.

Changes to the Indigenisation Legislation
Pronouncements from the Zimbabwe Government following the appointment of the new President in late 2017 announced a relaxation in the indigenisation policy which, amongst other things, includes the removal of an indigenisation requirement for gold mining companies.  These pronouncements were been passed into law in March, 2018.  In light of the changed legislation, the Blanket (which expression in this paragraph means the company owning Blanket Mine) and Caledonia boards have agreed to implement a transaction which is expected to increase Caledonia’s shareholding in Blanket from 49 per cent to approximately 51 per cent.  Caledonia will also evaluate the potential to buy back the shareholdings in Blanket that are currently held by certain indigenous shareholders.  However, it is our intention to retain the Blanket Employee Trust Services (Private) Limited and Gwanda Community Share Ownership Trust (both of which currently hold 10 per cent of Blanket each) as long term shareholders of Blanket.  Any transactions would reflect the value of the indigenous shareholders’ holdings in Blanket after deducting the value of their outstanding facilitation loans. At this stage there is no certainty that agreement will be reached on transactions in respect of any shareholdings.

Note:  This announcement contains information which, prior to its disclosure by this announcement, was inside information for the purposes of the Market Abuse Regulation.

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income
($’000’s)	3 months ended December 31		12 months ended December 31
	2016	2017	2015	2016	2017

Revenue	15,251	19,599	48,977	61,992	69,762
Royalty	(583)	(986)	(2,455)	(2,923)	(3,498)
Production costs	(6,873)	(9,188)	(30,019)	(32,086)	(36,180)
Depreciation	(907)	(1,014)	(3,322)	(3,491)	(3,763)
Gross profit	6,888	8,411	13,181	23,492	26,321
Other income	1,244	535	110	1,330	2,399
Other expenses	(55)	-	-	(55)	-
Administrative expenses	(2,030)	(1,370)	(7,622)	(7,263)	(5,911)
Foreign exchange (loss)/gain	(173)	(396)	2,850	(505)	(380)
Cash settled share based expense	129	(369)	(24)	(618)	(976)
Equity settled share based expense	(170)	-	-	(170)	(835)
Sale of Blanket Mine treasury bills	(1)	-	-	3,202	-
Margin call on gold hedge	-	-	-	(435)	-
Operating profit	5,832	6,811	8,495	18,978	20,618
Net finance cost	(34)	(7)	(535)	(176)	(31)
Profit before tax	5,798	6,804	7,960	18,802	20,587
Tax expense	(1,920)	(2,815)	(2,370)	(7,717)	(8,691)
Profit for the period	3,878	3,989	5,590	11,085	11,896

Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	216	350	(3,291)	262	373
Tax credit on other comprehensive income	-	-	199	-	-
Total comprehensive income for the period	4,094	4,339	2,498	11,347	12,269

Profit attributable to:
Shareholders of the Company	3,258	3,232	4,779	8,526	9,384
Non-controlling interests	620	757	811	2,559	2,512
Profit for the period	3,878	3,989	5,590	11,085	11,896

Total comprehensive income attributable to:
Shareholders of the Company	3,474	3,582	1,687	8,788	9,757
Non-controlling interests	620	757	811	2,559	2,512
Total comprehensive income for the period	4,094	4,339	2,498	11,347	12,269

Earnings per share (i)
Basic	30.5	29.5	44.5	79.5	86.5
Diluted	31.0	29.4	44.5	79.0	86.4
Adjusted earnings per share (i) (ii)
Basic	41.4	48.6	44.5	98.6	135.4

Condensed Consolidated Statement of Cash Flows
($’000’s)
	12 months ended December 31

	2015	2016	2017
Cash flows from operating activities
Cash generated from operations	8,823	25,671	28,885
Net interest paid	(492)	(194)	(161)
Tax paid	(1,462)	(2,466)	(4,212)
Cash from operating activities	6,869	23,011	24,512

Cash flows from investing activities
Acquisition of property, plant and equipment	(16,567)	(19,885)	(21,639)
Proceeds from property, plant and equipment	-	3	-
Net cash used in investing activities	(16,567)	(19,882)	(21,639)

Cash flows from financing activities
Dividends paid	(2,504)	(2,994)	(3,310)
Term loan proceeds/(repayments)	-	3,000	(1,500)
Term loan - transaction cost	-	(73)	-
Shares issued	-	433	246
Share re-purchase cost	-		(146)
Net cash (used in)/from financing activities	(2,504)	366	(4,710)

Net (decrease)/ increase in cash and cash equivalents	(12,202)	3,495	(1,837)
Effect of exchange rate fluctuations on cash held	-	(40)	258
Cash and cash equivalents at beginning of the period	23,082	10,880	14,335
Cash and cash equivalents at end of the period	10,880	14,335	12,756

Consolidated Statements of Financial Position
($’000’s)	As at	December 31	December 31	December 31
		2015	2016	2017
Total non-current assets		49,276	64,917	82,143
Inventories		6,091	7,222	9,175
Prepayments		667	810	709
Income tax receivable		397	-	-
Trade and other receivables		3,839	3,425	4,962
Cash and cash equivalents		12,568	14,335	13,067
Total assets		72,838	90,709	110,056
Total non-current liabilities		14,080	21,560	25,243
Current portion of term loan facility		-	1,410	1,486
Trade and other payables		6,656	8,077	12,660
Income taxes payable		53	345	1,145
Bank overdraft		1,688	-	311
Total liabilities		22,477	31,392	40,845
Equity attributable to shareholders		48,857	55,609	63,267
Non-controlling interest		1,504	3,708	5,944
Total equity		50,361	59,317	69,211
Total equity and liabilities		72,838	90,709	110,056

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.